Exhibit 12.2

ALESTRA, S. DE R. L. DE C. V.

COMPUTATION PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

(Expressed in millions of Mexican Pesos in purchasing power as of December 31, 2002)

	For the year ended December 31, 2002
Fixed charges:
Interest expense	Ps.	818
Estimated net decrease in interest expense for refinancing		(483)
Rental expense representative of interest		22

Total fixed charges		357

Total adjusted earnings available for payment of fixed charges(1)		(558)
Ratio of earnings to fixed charges(2)		—
Total adjusted earnings available for payment of fixed charges, after taking into account adjustments in accordance with US GAAP(3)		(464)
Ratio of earnings in fixed charges with adjustments to accord with US GAAP(1)		—

(1)	For the year ended December 31, 2002, earnings as determined under Mexican GAAP on a pro forma basis were insufficient to cover fixed charges by approximately Ps. 915.
(2)	The ratio coverage under pro forma basis was less than 1.1 for Mexican GAAP and for US GAAP purposes.
(3)	For the year ended December 31, 2002, earnings as determined under U.S. GAAP on a pro forma basis were insufficient to cover fixed charges by approximately Ps. 821.